October 5, 2016

VIA EDGAR

Mr. Larry Spirgel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3561

Re:	Acceleration Request
National CineMedia, LLC
Registration Statement on Form S-4 (Registration No. 333-213944)

Dear Mr. Spirgel:

Transmitted herewith is a request for acceleration of the effective date of the Registration Statement on Form S-4 (Registration No. 333-213944) (the “Registration Statement”) of National CineMedia, LLC (the “Issuer”).

In connection with the acceleration request, the Issuer hereby acknowledges and represents as follows:

1.	Should the Securities and Exchange Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Issuer from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Issuer may not assert such action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 792-3600 or our outside counsel, Jeffrey R. Kesselman at (303) 297-2900, with any questions.

Sincerely,

National CineMedia, LLC

By:	/s/ Ralph E. Hardy
Name:	Ralph E. Hardy
Title:	EVP and General Counsel